

December 4, 2013

Via E-mail
Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

> **Re:** **EOG Resources, Inc.**
> **Form 8-K Filed February 13, 2013**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response Letter Dated September 12, 2013**
> **File No. 001-09743**

Dear Mr. Driggers:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 13, 2013

1. We note from your response to comment 1 in our letter dated August 29, 2013 that realized gains on commodity derivative contracts are equal to the net cash receipts from/payments for commodity derivative contracts settled during the period. Please revise the reconciliations of the non-GAAP measures presented to replace the reference to realized gains / losses with reference to net cash receipts from / payments for commodity derivative contracts settled during the period.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 11 – Risk Management Activities, page F-25

2.   We note that you have elected not to designate any of your financial commodity derivative contracts as accounting hedges. We also note that you have disclosed realized gains / losses on derivative contracts not designated as accounting hedges. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized gains / losses on derivative contracts not designated as accounting hedges.

3.   Separately, in view of our question regarding the support under GAAP for your separate presentation of realized gains / losses, explain to us your basis for concluding the following presentations are appropriate:

- The line item "Realized gains" in your consolidated statements of cash flows;

- Separate presentation of realized gains / losses in the notes to your consolidated financial statements; and

- Separate presentation and discussion of realized gains / losses on commodity derivatives in your MD&A.

        As part of your response to these points, explain to us why you believe presentations based solely on net cash receipts from / payments for commodity derivative contracts would not be preferable.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director